UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2026

Jonathan Cross
Chairman
Shefford Companies, Inc.
1852 Banking Street Suite 29551
Greensboro, NC 27408

**Re: Shefford Companies, Inc.**
**Amendment No. 2 to Registration Statement on Form 10-12G**
**Filed August 15, 2025**
**File No. 000-56601**

Dear Jonathan Cross:

We issued comments on the above captioned filing on September 11, 2025. On March 13, 2026, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Victor Cecco at 202-551-2064 or Ben Phippen at 202-551-3697 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance